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                     October 1, 2021

       Alexander Mandel
       Chief Financial Officer
       Fluent, Inc.
       300 Vesey Street
       9th Floor
       New York, NY 10282

                                                        Re: Fluent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 16,
2021
                                                            File No. 001-37893

       Dear Mr. Mandel:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Trade & Services